FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Trocin Jeffrey E.	**Raymond James Financial (RJF)**	_____ Director _____ 10% Owner
(Last) (First) (Middle)	3. IRS or Social Security Number of Reporting Person (Voluntary) / 4. Statement for Month/Day/Year **December 10, 2002**	_X_. Officer (give title below) _____ Other (specify below) **Executive Vice President-RJA**
880 Carillon Parkway		
(Street)	5. If Amendment Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
St. Petersburg FL 33716		
(City) (State) (ZIP)	Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned	

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Ye	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock	12/6/2002		A	V	6,484	A	$ -	47,539	D	
RJF Common Stock								4,586	I	**ESOP**
RJF Common Stock								500	I	**cust for children**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount Number of Shares				
Employee Stock Option (Right to buy)								**Current**	**2/18/2003**	**Common stock**	**5,400**	**22.1667**			
Employee Stock Option (Right to buy)								**1/18/2003**	**2/18/2003**	**Common stock**	**3,600**	**22.1667**			
Employee Stock Option (Right to buy)								**Current**	**1/18/2003**	**Common stock**	**450**	**22.1667**			
Employee Stock Option (Right to buy)								**1/18/2002-1/18/2003**	**1/18/2003**	**Common stock**	**300**	**22.1670**			
Employee Stock Option (Right to buy)								**11/18/2002-11/18/2004**	**1/18/2005**	**Common stock**	**6,000**	**20.6250**			
Employee Stock Option (Right to buy)								**#######**	**1/28/2007**	**Common stock**	**5,969**	**32.0000**			
Employee Stock Option (Right to buy)								**11/28/04-11/28/06**	**1/28/2007**	**Common stock**	**4,031**	**32.0000**	**25,750**	**D**	

Explanation of Responses:

/S/ JEFFREY E. TROCIN   12/10/2002
**Signature of Reporting Person   Date

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